Exhibit 3(i)

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this “Amendment”) is made and entered into as of this 13th day of May, 2005, by and between LAS POSITAS LLC, a Delaware limited liability company (“Seller”), and SIMPSON MANUFACTURING CO., INC., a Delaware corporation (“Buyer”).

RECITALS

A.   Buyer and Seller have entered into that certain Purchase and Sale Agreement dated as of March 28, 2005 (the “Purchase Agreement”), concerning that certain real property located in the City of Pleasanton, County of Alameda, State of California, commonly known as 5956 and 5964 W. Las Positas Blvd., Pleasanton, California , and more particularly described in the Purchase Agreement.

B.     Buyer and Seller now desire to amend the Purchase Agreement pursuant to the terms, covenants and conditions set forth herein.

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Buyer and Seller hereby agree as follows:

1.       Defined Terms.  Unless otherwise expressly set forth herein, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.  As used herein and in the Purchase Agreement, the term “Agreement” shall mean the Purchase Agreement as amended hereby.

2.       Reduction of Purchase Price.  Section 2(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(a)                                  The purchase price (“Purchase Price”) for the Property shall be Nine Million Three Hundred Twenty-One Thousand Two Hundred Eighty-Eight Dollars ($9,321,288.00), subject to adjustment as provided in Section 8 below, and shall be paid as set forth in subparagraphs (b), (c) and (d) below.

3.       Waiver of Right to Terminate Agreement Pursuant to Sections 3.3 and 3.4 of Agreement.  Buyer hereby confirms that Buyer has completed and, in light of the reduction in the Purchase Price pursuant to Section 2 hereof, is satisfied with the results of its investigation of the Property (including the state of title of the Property) and Buyer hereby waives its rights to terminate the Agreement pursuant to Section 3.3 or Section 3.4 thereof; provided, however, that Purchaser shall have the right to disapprove any title matter that first arises after the Title Review Period pursuant to the provisions of Section 3.3(a)(ii) of the Purchase Agreement.

4.       Ratification; Miscellaneous.  Except as expressly modified hereby, the Purchase Agreement shall remain unmodified and in full force and effect.  This Amendment may be executed via facsimile transmission, with original signatures to follow, and in any number of counterparts, each of which shall be considered an original and all of which, taken together, shall constitute one and the same instrument.

[Signatures appear on next page]

IN WITNESS WHEREOF, Buyer and Seller have executed this Amendment effective as of the date set forth above.

BUYER:	SIMPSON MANUFACTURING CO., INC.,
a Delaware corporation

	By:	/s/ Michael J. Herbert
	Name:	Michael J. Herbert
	Title:	Chief Financial Officer

SELLER:	LAS POSITAS LLC,
a Delaware limited liability company

	By:	G&I II Las Positas LLC,
a Delaware limited liability company,
its managing member

	By:	G&I II Investment Las Positas Corp.,
a Delaware corporation,
its managing member

		By:	/s/ Francis X. Tansey
		Name:	Francis X. Tansey
		Title:	President